KRIPTECH INTERNATIONAL CORP.

21/37 moo 4, Bangrak, Bophut, Koh Samui,

Surat Thani Province, Thailand 84320

Tel.  (424) 265-6700

Email: kriptechint@gmail.com

June 1, 2017

Mr. Courtney L. Lindsay

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Dear Mr. Lindsay,

Pursuant to our phone conversation, held on May 26, 2017, Kriptech International Corp.  (the “Company”) herewith file with the Securities and Exchange Commission (the "Commission") this response letter and amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") with the new auditor’s consent in response to the Commission's oral comments.

Commission's oral comment:

1. You appear to be a shell company as the term is defined in Securities Act Rule 405 under the Securities Act. In this regard, we note that you have nominal operations. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

Response: The company respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as the activities of a shell company. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management are of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates as visa consultancy services. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our sole officer and director has specific background experience in our line of business as stated in the Form S-1.

4. We have registered the web-domain “kriptechinc.com” to promote our services online.

5. On December 14, 2016, we signed a Consulting Agreement with Terkos Tour Co Ltd (Thailand). As a result of this agreement we generated $1,500 of revenue. According to this agreement, we provided visa consulting service for the customer’s employees and prepared all required documentation for applying for the Schengen area visa.

On March 3, 2017, we signed the second Consulting Agreement with Anakra Kowakawa, LLC (Thailand) and as the result of this agreement we generated $2,000 of revenue. According to the agreement, we provided visa consulting service for the customer’s employees and prepared all required documentation and information for applying for the US Visa type B1/B2.

On April 28, 2017, we signed a Consulting Agreement with Pek A Pro Tours (Thailand) and as the result of this agreement we generated $4,800 of revenue. According to the agreement, we provided visa consulting service for the group of individuals and prepared all required documentation and information for applying for the United Kingdom Visitor Visa.

We continue to negotiate new agreements with our potential clients.

6. We are start-up company which already started its operations, we continue to develop our business and our assets consist not only of cash.

Moreover, the Company clearly has assets in line with its stage of development and its business model. Additionally, the Company is growing quarter-over-quarter, and earning revenue by providing the services set forth in its business plan detailed in the S-1, which sets it apart from most of its peers, many of which never earn revenue. The Company during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

Considering that the Company was and remains a “development stage company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today.

The Company does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Please direct any further comments or questions you may have to the company at kriptechint@gmail.com

Thank you.

Sincerely,

/S/ Anatolii Antontcev

Anatolii Antontcev, President